

June 29, 2006

Room 7010

Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **Forms 10-Q for the Fiscal Quarter Ended February 28, 2006**
> **File No. 001-11749**

Dear Mr. Gross:

We have reviewed your response letter dated June 13, 2006 and have the following comments. Where indicated, we think you should revise your document or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended November 30, 2005

Note 4. Operating and Reporting Segments, page 49

1. We note your response to prior comment 4 which indicated that your homebuilding business is divided into 120 operating segments. We recognize that a multitude of communities run by a number of regional vice presidents presents a challenge in identifying your reportable segments and note your groupings of these segments into geographic regions, consistent with your internal reporting. We encourage you to maintain your geographic presentation. However, we note in Exhibit E of your response that some of the states included in each of the three regions - East, Central and West - do not appear economically similar and do not appear to trend similarly to the other states. However, your response did not address the apparent differences in their economic characteristics and trends.

Please note the following:

- It appears that New York and Carolinas do not have similar gross margin percentages and operating margin percentages as the remaining states included in your East region.
- Florida appears to be the only state in the East region that has shown gross margin improvement over the previous six years.
- Minnesota does not appear economically similar to Illinois, Texas or Colorado when comparing gross margin percentages and operating margin percentages.
- Illinois's operating margin appears to be substantially different from Colorado and Texas over the past three years.
- Arizona's operating margins do not appear consistent with that of Nevada and California.

Please reconsider your proposed segment disclosures in light of the above differences, as well as other differences noted in Exhibit E or explain why these differences would not be considered an indication of differences in economic characteristics.

2. We note your proposal to report the changes to your segment presentation in future filings. Please be advised that we expect you to restate your previously issued financial statements to reflect any changes in your segment presentation, rather than presenting these changes in future filings. We remind you that when you file your restated Form 10-K and Form 10-Q, you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 9A. disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

Note 17. Consolidation of Variable Interest Entities, page 64

3. We note your related party analysis in your response to prior comment 7. Although neither Mr. Miller, your President and CEO, nor his family is an officer or director, or otherwise involved in the management of LNR or its parent, it appears that the Miller family has significant influence over LNR by way of its 20.4% interest in the entity that owns LNR. We also note that you disclose transactions with LNR under the "Related Parties" section of your proxy statement. Accordingly, please provide us with further analysis as to why you do not believe that LNR is a related party, despite the family's significant influence over LNR. As part of your response, please include your consideration of the discussion of "significant influence" in paragraph 17 of APB 18. Please also provide us with your analysis of paragraph 16 of FIN 46R, particularly paragraph 16.d, regarding whether LNR is a de facto agent. Finally, for those joint ventures in which you and LNR are the investors, please provide us your analysis of paragraph 17 of FIN 46R, regarding the identification of the primary beneficiary of these JV's.

   In addition, please provide us with your analysis of paragraph 13 of FIN 46R. It is unclear whether the assets held by your unconsolidated investments are specified as the only source of payment for specified liabilities. If so, please discuss your consideration of each of your variable interests in concluding that none of these "silos" requires consolidation.

4. We note your proposed revisions to future filings, in response to prior comment 9. Please clarify these disclosures to address the following:
   - How you determine whether your investments in option contracts are impaired, including the accounting literature you apply. This disclosure should address the qualitative "trigger" events that you consider in testing these investments for impairment, as well as how you perform the impairment test.
   - How you determine fair market value of your investments in option contracts.
   - You state that you acquire homesites based on a predetermined takedown schedule. Please clarify whether you are obligated to comply with this predetermined schedule. If so, please clarify the time difference between when the schedule is established and when the options are required to be exercised in accordance with the schedule. Please also quantify and discuss your obligations upon exercise and the timing of such obligations in the contractual obligations section of your management's discussion and analysis. If you are not obligated to comply with this predetermined schedule, please clarify the extent to which you have the ability to walk away from the homesites without penalty, leaving the options to expire unexercised.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili N. Shah
Branch Chief